Exhibit 99.1

Chemomab Therapeutics and Precision Medicine Pioneer Scipher Medicine Announce Merger
Agreement to Advance Nebokitug in an AI-Powered Phase 2 Trial in Rheumatoid Arthritis

Combined company plans to advance nebokitug, a first-in-class anti-CCL24 antibody, through a precision medicine Phase 2 trial in rheumatoid arthritis (RA) by leveraging Scipher’s AI Network
Medicine platform designed to reduce risk and significantly increase the probability of clinical success

Scipher’s AI Network Medicine platform identified CCL24 as a top-ranked therapeutic target for RA and used its proprietary data to identify a potential therapeutic response signature intended to support the selection of RA patients who potentially could benefit from treatment with nebokitug

Phase 2 RA clinical study expected to read out in H1 2028, providing a potential key inflection point

Combined company has multiple opportunities to create value for stakeholders, including the development of nebokitug as potentially the first precision medicine for RA and Scipher’s revenue-
generating businesses that include biopharma partnerships using Scipher’s proprietary preclinical and clinical de-risking platform; Scipher’s immunology data business and Scipher’s commercial precision medicine business that includes PrismRA®, the only test approved by the Centers for Medicare and
Medicaid Services (CMS) for predicting RA treatment response

Combined company is valued at $150 million before concurrent $30 million private placement from top-
tier investors and is expected to have cash runway into H2 2028

Companies to hold conference call today July 8,2026 at 8:30 AM ET

 Tel Aviv, Israel, and Burlington, Mass. -- July 8, 2026 -- Chemomab Therapeutics (Nasdaq: CMMB) (“Chemomab”) and Scipher Medicine Corporation (“Scipher”), a leader in transforming treatment through next-generation precision medicine, today announced that they have entered into a definitive merger agreement pursuant to which the companies will combine in a stock transaction (the “Merger”). Upon completion of the Merger, the combined company expects to operate as Scipher Medicine Corporation and trade on Nasdaq under the ticker symbol “SCIP”. Following completion of the Merger, the combined company plans to focus initially on advancing nebokitug, a first-in-class clinical stage anti-CCL24 antibody, into a Phase 2 trial for the treatment of rheumatoid arthritis (RA).

In support of the Merger, a syndicate of current Scipher investors led by Northpond Ventures, with participation from Khosla Ventures, Blue Owl Healthcare Opportunities, funds managed by Neuberger and other leading investors, has committed to a new financing to Scipher, Chemomab and the combined company totaling approximately $30 million in gross cash proceeds. The combined company’s cash balance at closing is expected to fund company operations through H2 2028. A topline readout of the RA Phase 2 trial results is expected in H1 2028.

The combined company will be named “Scipher Medicine Corporation” and will be led by Chief Executive Officer Dr. Reginald Seeto. Chemomab co-founder and Chief Executive Officer, Adi Mor, PhD, will join the combined company’s Board of Directors.

 Dr. Seeto commented, “As a leader in precision medicine with the first and only CMS-approved molecular signature assessing treatment response in immunology, we are thrilled to move forward with this merger with Chemomab. We believe this combination will enable us to advance nebokitug as the first precision medicine for the millions of RA patients whose disease is not well treated by current medications. Notably, there have been no new novel mechanisms approved in RA by the FDA since 2012, and no new branded FDA approvals in RA since 2019. Nebokitug, which blocks the chemokine CCL24, represents a unique dual acting mechanism in RA as it targets both inflammation and fibrosis. It has already demonstrated a favorable safety and tolerability profile and improvement in both inflammatory and fibrotic related biomarkers in a Phase 2 trial. In addition, CCL24 was independently identified as the highest-ranked clinical stage RA target for efficacy using our AI Network Medicine Platform. The proposed Phase 2 study design uses standard 12-week FDA RA endpoints and will incorporate AI-enabled precision medicine by using Scipher’s validated multi-modal, multi-omic PrismRA® test to guide patient enrollment. We are excited to apply our pioneering work in AI-powered precision medicine and our broad medical and clinical immunology expertise to the further development of nebokitug. Beyond RA, we see opportunities in multiple immunological diseases.”

“At Chemomab, we always saw nebokitug, our first-in-class CCL24-blocking, dual mechanism antibody, as potentially applicable to a wide range of inflammatory and fibrotic conditions, including rheumatoid arthritis,” said Dr. Adi Mor. “This view has been validated by Scipher’s AI precision medicine platform, which used multiple molecular signatures to identify nebokitug as the leading candidate to address a major unmet need in RA, currently a $24 billion market. We believe this merger provides our shareholders a compelling potential opportunity to realize value through the clinical advancement of nebokitug in a large indication with substantial unmet need and well-established clinical endpoints, as well as through Scipher’s revenue-generating precision medicine business and its strong biopharma partnerships. Additionally, the opportunity remains to secure a potential partner for a Phase 3 trial in primary sclerosing cholangitis, an indication with no FDA-approved therapies. We look forward to working with our colleagues at Scipher to complete the proposed transaction and expedite the initiation of the Phase 2 trial in RA, marking an exciting new phase in the development of nebokitug and our anti-CCL24 platform.”

About the Proposed Transactions
Under the terms of the merger agreement, as of the closing and immediately prior to the private placement financing, and subject to the assumptions and adjustments set forth in the merger agreement, the pre‑Merger Chemomab equity holders are expected to own approximately 32% of the combined company, and the pre-Merger Scipher equity holders are expected to own approximately 68% of the combined company, each on a fully-diluted basis and subject to adjustment. In addition, pre-Merger Chemomab shareholders are expected to receive contingent value rights, or CVRs, providing the opportunity to receive additional value upon the achievement of certain specified milestones related to nebokitug, subject to the terms and conditions of the CVR agreement. The transaction has received unanimous approval from the boards of directors of both companies and is expected to close in the fourth quarter of 2026, subject to certain closing conditions, including, among other things, approval by the shareholders or stockholders of each company, the effectiveness of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) to register the securities to be issued in connection with the Merger, the redomiciling of Chemomab to the United States, and the satisfaction of other customary closing conditions. In connection with the companies’ entry into the merger agreement, Chemomab shareholders who hold approximately 20% of the voting power of Chemomab have entered into voting support agreements, pursuant to which they have agreed to vote all their share capital of Chemomab in favor of approval of the merger agreement and the transaction.

About Nebokitug
Based on the unique and pivotal role of the soluble protein CCL24 in promoting fibrosis and inflammation1, Chemomab developed nebokitug, a first-in-class monoclonal antibody that neutralizes CCL24 activity. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile, with the potential to treat multiple severe and life-threatening immuno-fibrotic diseases 2,3,4,5,6. Chemomab has reported positive results from five clinical trials of nebokitug, including the Phase 2 SPRING trial in patients with primary sclerosing cholangitis6. This study reported positive 15-week and 48-week results, achieving the primary safety endpoint and showing improvements on a wide range of immune and fibrosis-related secondary endpoints in nebokitug-treated patients with moderate to advanced disease. Nebokitug also has shown potential in extensive preclinical studies as a treatment for the autoimmune inflammatory disease systemic sclerosis7,8, as well as in other immuno-fibrotic indications.

About Nebokitug and RA
The potential role of the pro-inflammatory and pro-fibrosis cytokine CCL24 in the pathology underlying rheumatoid arthritis was discovered more than 15 years ago. A peer-reviewed preclinical publication established the role of CCL24 in RA9. Recent independent publications have further confirmed this association, showing that CCL24 is upregulated in RA patients regardless of disease onset, with higher expression associated with greater disease severity and a subsequent need for advanced therapies10. In the Phase 2 SPRING trial, nebokitug down-regulated key inflammatory and fibrotic biomarkers and pathways relevant to RA, including TGF-beta, in a dose-dependent manner 11.

About PrismRA®
PrismRA® is a revolutionary blood test bringing precision medicine to the treatment of rheumatoid arthritis. It is the only precision medicine test for RA that has been accepted for reimbursement by the Centers for Medicare and Medicaid Services (CMS). Studies have shown that use of PrismRA® changes rheumatologists’ prescribing behavior and shifts the market share of the drugs they prescribe. From a routine blood draw, PrismRA® analyzes an individual’s RA-related molecular and clinical signature, helping identify the many patients who are unlikely to adequately respond to tumor necrosis factor inhibitor therapy, a mainstay of current RA treatment. These non-responders are eligible for alternative effective therapies, while avoiding unnecessary dose escalations or drug cycles with agents that are ineffective, giving them an opportunity to potentially achieve treatment targets and improve their clinical outcomes.

About Rheumatoid Arthritis
Rheumatoid arthritis (RA) is a chronic inflammatory autoimmune disorder characterized by persistent synovial inflammation and erosion of bone and cartilage, leading to joint destruction and disability. Management focuses on reducing pain and limiting disability using medical therapies that include non-steroidal anti-inflammatory drugs, non-biological and biological agents, disease-modifying anti-rheumatic drugs, immunosuppressants and corticosteroids. RA affects an estimated 1.3 million individuals in the U.S. and more than 20 million patients worldwide. Despite the commercial success of current drugs for RA, most primarily target only the inflammatory aspect of the disease and have efficacy and safety limitations. Only one-third of current RA patients achieve low disease activity, and the FDA has required the leading two mechanisms to include boxed warning safety notices in their labeling. Therapeutic innovation for RA has been low, with the last novel mechanism RA drug approved in 2012.

Conference Call Details
Chemomab and Scipher plan to hold a joint conference call on July 8, 2026 at 8:30 AM ET to discuss the Merger in more detail. To join the webcast, please register here. A replay of the webcast can be accessed following the call by visiting: https://viavid.webcasts.com/starthere.jsp?ei=1769120&tp_key=a2ed83ac1c
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About Chemomab Therapeutics
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for immune- fibrotic diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from five clinical trials of nebokitug, including the Phase 2 SPRING trial in patients with primary sclerosing cholangitis. For more information, visit: chemomab.com.

About Scipher Medicine
Scipher Medicine is driving the probability of success at each stage of drug development from discovery to commercialization by leveraging AI with network biology and proprietary data, through its SPECTRA Rx and associated data platforms. Scipher has one of the industry’s largest RA genomic data assets and bio-banks in addition to electronic medical record data for more than 3 million rheumatology patients. It developed and markets PrismRA®, a revolutionary blood test bringing precision medicine to the treatment of rheumatoid arthritis, which affects more than 20 million patients globally. For more information, visit www.sciphermedicine.com

Advisory and Legal Counsel
Paul Hastings LLP and Goldfarb Gross Seligman & Co. are serving as legal counsel to Scipher. Meitar and Baker McKenzie are serving as legal counsel to Chemomab and Leerink Partners is serving as exclusive financial advisor to Chemomab and Oppenheimer & Co. Inc. provided a fairness opinion.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this press release, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the parties’ ability to consummate the proposed transaction and the private placement financing; the combined company’s cash position after closing of the proposed Merger and expected cash runway of the combined company; the combined company’s expected listing on Nasdaq and ticker symbol after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers of the combined company; the future operations of the combined company; the expected issuance of the CVRs and the contingent payments contemplated by the CVRs; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated clinical drug development activities and related timelines, including the expected timing for trial initiation, data and other clinical results; and other statements that are not historical fact. Any forward-looking statements in this release are based on management’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those set forth or implied by such forward-looking statements. There can be no assurance that future developments affecting the combined company will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the combined company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the Merger and the ability of each of Chemomab and Scipher to consummate the Merger; risks related to Chemomab’s ability to manage its operating expenses and its expenses associated with the Merger pending closing; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the risk that as a result of adjustments to the exchange ratio, Chemomab shareholders and Scipher stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Chemomab’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; the uncertainties associated with Chemomab’s and Scipher’s product candidates, as well as risks associated with the clinical development and regulatory approval of such product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the risk that the related private placement financing is not consummated or is not consummated on the terms and in the amounts currently anticipated; the risk of potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; and those uncertainties and factors described under the heading “Risk Factors” in Chemomab’s Annual Report on Form 20-F for the year ended December 31, 2025 and Quarterly Report on Form 6-K for the quarter ended March 31, 2026, and Chemomab’s other filings from time to time with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth therein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Chemomab and Scipher do not undertake or accept any duty to make any updates or revisions to any forward-looking statements.

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION WILL BE FILED WITH THE SEC
This communication is not a substitute for any other document that Chemomab may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement and prospectus. In connection with the proposed transaction between Chemomab and Scipher, Chemomab (or an affiliate) intends to file relevant materials with the SEC, including the Form S-4. Chemomab URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMOMAB, SCIPHER AND THE OTHER PARTIES TO THE MERGER AGREEMENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by Chemomab with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Chemomab communicates with investors and the public using its website (www.chemomab.com) and the investor media website (https://chemomab.com/investors-media) where anyone will be able to obtain free copies of the Form S-4 and included proxy statement/prospectus and other documents filed by Chemomab with the SEC and shareholders are urged to read the Form S-4 and included proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The documents filed by Chemomab with the SEC also may be obtained free of charge upon written request to: Chemomab Therapeutics Ltd., 10 Habarzel Street, Building C, 10th Floor, Tel Aviv, Israel 6971010.

PARTICIPANTS IN THE SOLICITATION
Chemomab, Scipher and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemomab’s shareholders in connection with the proposed transaction. Information about Chemomab’s directors and executive officers, including a description of their interests in Chemomab, is included in Chemomab’s most recent Annual Report on Form 20-F, as filed with the SEC on March 23, 2026 and its Form 6-K furnished to the SEC on June 2, 2026. Additional information regarding these persons and their interests in the proposed transaction will be included in the Form S-4 and included proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Third-party products and company names mentioned herein may be the trademarks of their respective owners.

Contacts:

Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President, Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Scipher Medicine
Courtney Morris
ir@scipher.com

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